                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                    Rockefeller Center Properties, Inc.
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)


                                773102 10 8
                               (CUSIP Number)


                           Roger S. Begelman Esq.
                           Goldman, Sachs & Co.,
                              85 Broad Street
                            New York, N.Y. 10004
                               (212) 902-0940
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              December 29, 1994
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

- ---------------------
CUSIP NO. 773102 10 8
- ---------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Whitehall Street Real Estate Limited Partnership V
      (75-2540937)
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]

                                                      (b)  [X]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
              OO
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                            [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             4,155,927 Shares
    SHARES (1)    ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0 Shares
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               4,155,927 Shares
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0 Shares
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            4,155,927 Shares
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [X]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.7979%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

            PN
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 773102 10 8
- ---------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WH Advisors, L.P. V
      (75-2540933)
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]

                                                      (b)  [X]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      See Item 2.
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                            [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             4,155,927 Shares
    SHARES (2)    ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0 Shares
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               4,155,927 Shares
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0 Shares
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            4,155,927 Shares
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [X]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.7979%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

            PN
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 773102 10 8
- ---------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WH Advisors, Inc. V
      (75-2540925)
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]

                                                      (b)  [X]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      See Item 2.
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                            [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             4,155,927 Shares
    SHARES (2)    ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0  Shares
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               4,155,927 Shares
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0  Shares
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            4,155,927 Shares
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [X]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.7979%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

            CO
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 773102 10 8
- ---------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Goldman Sachs Group, L.P.
      (13-3501777)
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]

                                                      (b)  [X]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      See Item 2.
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                            [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             4,156,578 Shares
    SHARES (2)    ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0 Shares
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               4,156,578 Shares
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0 Shares
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            4,156,578 Shares
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [X]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.8%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

            HC
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 773102 10 8
- ---------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman, Sachs & Co.
      (13-5108880)
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]

                                                      (b)  [X]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      00
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                            [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             651 Shares
    SHARES (2)    ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0   Shares
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               651 Shares
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0   Shares
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            651 Shares
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [ ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .0015%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

            PN
- ------------------------------------------------------------

Item 1.  Security and Issuer.

            This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Rockefeller Center Properties, Inc., a

Delaware corporation ("RCPI").  The principal executive offices of RCPI are located at 1270 Avenue of the Americas, New York, New York 10022.

Item 2.     Identity and Background.

            This statement is being filed by the undersigned on behalf of

Whitehall Street Real Estate Limited Partnership V ("Whitehall"), WH

Advisors, L.P. V ("WH Advisors, L.P."), WH Advisors, Inc. V ("WH Advisors,

Inc."), The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co.

("GS&Co.", and together with Whitehall, WH Advisors, L.P., WH Advisors,

Inc. and GS Group, the "Reporting Persons").*

            The business address of each Reporting Person is 85 Broad

Street, New York, New York 10004.

            Whitehall is a Delaware limited partnership that engages in the business of investing in debt and equity interests in real estate assets and businesses.  WH Advisors, L.P., a Delaware limited partnership, acts as the



















* Neither the present filing nor anything contained herein shall be construed as an admission that Whitehall, WH Advisors, L.P., WH Advisors, Inc., GS Group or GS&Co. constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that Whitehall, WH Advisors, L.P., WH Advisors, Inc., GS Group and GS&Co. constitute a "group" for any purpose.

sole general partner of Whitehall; WH Advisors, Inc., a Delaware corporation, acts as the sole general partner of WH Advisors, L.P.; and

neither WH Advisors, L.P. nor WH Advisors, Inc. engage in any business other than in connection with its role as a general partner.  GS Group is a

Delaware limited partnership and a holding partnership that engages

(directly and indirectly through subsidiaries or affiliated companies or both) in the business of buying and selling securities, both foreign and domestic, and in making investments on behalf of its partners.  GS Group is controlled by its general partners as a group, who have delegated to its

Management Committee the power to act on their behalf with respect to the management of GS Group.  GS&Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc.

and other national securities exchanges.  GS Group, one of the general partners of GS&Co., owns a 99% partnership interest in GS&Co.

            The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of (i) each director and executive officer of WH Advisors,

Inc. is set forth in Schedule I hereto and is incorporated herein by reference, (ii) each general partner of GS Group and GS&Co. (other than GS

Group) that is a
natural person is set forth in Schedule II hereto and is incorporated herein by reference and (iii) each director and executive officer of each corporate general partner of GS&Co. is set forth in Schedule III hereto and is incorporated herein by reference.  The members of the Management

Committee of GS Group are those persons listed in Schedule II who have an asterisk marked next to their name.

            None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule

I, Schedule II or Schedule III have, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            This Item 2 is qualified in its entirety by reference to

Schedule I, Schedule II and Schedule III which are attached hereto and incorporated into this Item by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

            Whitehall acquired 4,155,927 warrants (the "Warrants") issued under the Warrant Agreement, dated as of December 18, 1994, as amended by a letter agreement, dated as of December 29, 1994, (as so amended, the

"Warrant Agreement"), between RCPI and Chemical Bank, as warrant agent, in consideration for (i) the execution and delivery of the Debenture Purchase

Agreement, dated as of December 18, 1994 (the "Debenture Purchase

Agreement"), between RCPI and Whitehall pursuant to which RCPI agreed to issue and Whitehall agreed to purchase $75 million principal amount of

RCPI's debentures (the "14% Debentures") and (ii) the purchase by Whitehall of the 14% Debentures on December 29, 1994.  Each Warrant became exercisable for one share of Common Stock on December 29, 1994.

            The funds used by Whitehall to purchase the 14% Debentures came from capital contributions from the partners in Whitehall.

            The 651 shares of Common Stock beneficially owned by GS&Co. are held in discretionary client accounts.  Accordingly, no consideration was paid by GS&Co. in connection with the acquisition of these shares for its clients' accounts.

Item 4.  Purpose of Transaction.

            Whitehall acquired the Warrants as part of a refinancing by

RCPI of certain of its indebtedness. Such refinancing also included, among other transactions, (i) the execution and delivery of the Debenture Purchase Agreement, (ii) the purchase of the 14%

Debentures by Whitehall, (iii) the execution and delivery of the SAR

Agreement, dated as of December 18, 1994, between RCPI and Chemical Bank,

as agent, as amended by a letter agreement, dated as of December 29, 1994,

between RCPI and Chemical Bank, as agent (as so amended, the "SAR

Agreement"), (iv) the issuance to Whitehall of 5,349,541 rights (each such right an "SAR") under the SAR Agreement, (v) the execution and delivery by

RCPI and Goldman Sachs Mortgage Company ("GSMC") of the Loan Agreement,

dated as of December 18, 1994 (the "Loan Agreement"), and (vi) the

borrowing by RCPI on December 29, 1994 of $150,000,000 under the Loan

Agreement.

            As of the date of this statement, none of the Reporting Persons has any plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D, other than the following:

            1.    The SAR Agreement provides that upon the execution of an

amendment to RCPI's Certificate of Incorporation with respect to the limitation on ownership of Common Stock contained in Article NINTH thereof,

the SARs shall automatically be exchanged for warrants with terms identical to the Warrants (the "SAR Warrants") to the extent permitted by such amendment.  The Reporting Persons have
been informed by RCPI that it intends to propose an amendment to increase the ownership limit contained in Article Ninth of RCPI's Certificate of

Incorporation at the 1995 annual meeting of RCPI's stockholders.  If such an amendment is adopted, the SARs will be exchanged, to the extent permitted by such amendment to the Certificate of Incorporation, for SAR

Warrants exercisable for up to 10.1% of the outstanding shares of Common

Stock, which together with the Warrants would equal up to 19.9% of RCPI's outstanding Common Stock.

            2.    Under the terms of a letter, dated December 18, 1994 (the

"Board Letter"), from RCPI to Whitehall and GS&Co., RCPI has agreed, as soon as practicable after December 29, 1994, that one member of RCPI's

Board of Directors will resign and the remaining members of the Board will appoint a designee of GS&Co. to the Board for the remaining term of such resigning director.  Thereafter, for so long as GS&Co. and its affiliates own Warrants, SARs and/or Common Stock which, in the aggregate, constitute,

and/or evidence the right to exercise therefor, 5% of the Common Stock on a fully diluted basis, GS&Co. will have the right to designate one director to RCPI's Board of Directors, and RCPI has agreed to cooperate, to the extent permitted by Delaware General Corporation Law, to ensure the appointment of GS&Co.'s designee to RCPI's Board of Directors.

            3.    The terms of the Loan Agreement and Debenture Purchase

Agreement restrict annual dividends payable on Common Stock to $.80 per share (except to the extent RCPI is otherwise required to pay dividends to maintain its status as a REIT under Subchapter M of the Internal Revenue

Code of 1986, as amended) which is subject to certain anti-dilution adjustments.

            4.    The Board Letter provides that RCPI's Board of Directors

will amend RCPI's by-laws to provide that, unless a different vote is specified in the General Corporation Law of Delaware or in RCPI's

Certificate of Incorporation, a vote of 62.5% of the then outstanding voting power of RCPI shall be required to approve any action submitted to the stockholders of RCPI (other than the election of directors or ratification of appointment of auditors) if less than 62.5% of the outstanding Warrants and the SARs have approved of such action in accordance with the Warrant Agreement and the SAR Agreement.

            5.    See Item 6 for a discussion of the anti-dilution

provisions in the Warrants Agreement and SAR Agreement that may result in the acquisition of additional shares of Common Stock by the Reporting

Persons.

            Each Reporting Person expects to evaluate on an ongoing basis

RCPI's financial condition and prospects and their interest in, and intentions with respect to, RCPI.  Accordingly, each Reporting Person reserves the right to
change its plans and intentions at any time, as it deems appropriate.  In particular, each Reporting Person may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock; may dispose of shares of Common Stock,

Warrants or SARs; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock, Warrants and/or SARs.

Any such transactions may be effected at any time and from time to time.

To the knowledge of each Reporting Person, each of the persons listed on

Schedule I, Schedule II and Schedule III hereto may make the same evaluation and may have the same reservations.

            This Item 4 is qualified in its entirety by reference to the

Debenture Purchase Agreement, the Loan Agreement, the SAR Agreement and the

Board Letter which are filed as exhibits hereto.

Item 5.  Interest in Securities of the Issuer.

            (a) & (b)

            1.  On December 29, 1994, the Warrants became exercisable for

4,155,927 shares of Common Stock, representing 9.7979% of the outstanding shares of Common Stock.  Whitehall has sole voting and dispositive power with respect to such shares of Common Stock.

            2.    WH Advisors, L.P., as the general partner of Whitehall,

may be deemed to indirectly beneficially own all of the 4,155,927 shares of

Common Stock beneficially owned by Whitehall.

            3.    WH Advisors, Inc., as the sole general partner of WH

Advisors, L.P., may be deemed to indirectly beneficially own all of the

4,155,927 shares of Common Stock beneficially owned by Whitehall.

            4.    GS&Co. beneficially owns 651 shares of Common Stock,

representing .0015% of the outstanding shares of Common Stock. These shares are held in discretionary customer accounts of GS&Co.; the customers may withdraw these shares from their accounts at any time.  Until such a withdrawal, GS&Co. has sole voting and dispositive power over these shares.

            5.    GS Group, as the direct beneficial owner of all of the

capital stock of WH Advisors, Inc. and as a general partner of GS&Co., may be deemed to indirectly beneficially own the 4,155,927 shares of Common

Stock beneficially owned by Whitehall and the 651 shares of Common Stock beneficially owned by GS&Co., representing an aggregate of 9.8% of the outstanding shares of Common Stock.

            6.    To the knowledge of each Reporting Person, the persons

listed in Schedule I, Schedule II and Schedule III hereto own shares of

Common Stock, if any, in the amounts set forth on Schedule IV hereto.

Unless otherwise
indicated, such persons have the sole voting and dispositive rights with respect to the specified shares of Common Stock.

            (c)    None of the Reporting Persons and, to the knowledge of

the Reporting Persons, none of the persons listed on Schedule I, Schedule II or Schedule III hereto, has been party to any transaction in the Common Stock during the sixty-day period ending on the date of this Statement on

Schedule 13D.

            (d)   To the knowledge of the Reporting Persons, no other

person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common

Stock deemed beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            (a)   Warrants.  Each Warrant is exercisable at any time on or

prior to December 31, 2007 for one share of Common Stock at an exercise price of $5.00 per share.  The exercise price of the Warrants, and the number of shares of Common Stock receivable upon exercise of the Warrants,

are subject to adjustments upon (i) the payment of dividends payable in shares of Common Stock on the Common Stock; (ii) the issuance to all holders of Common Stock rights or warrants entitling holder of such rights or warrants to subscribe for or purchase Common Stock at less than the current market price; and (iii) subdivisions and combinations of Common

Stock.  The Warrants also contain
anti-dilution provisions that (i) preserve the percentage of outstanding shares of Common Stock into which the Warrants are convertible through the issuance of additional Warrants to the holders thereof in the case of the additional issuance of shares of Common Stock at or above the "fair market value of Common Stock" (as defined in the Warrant Agreement) and (ii)

require the consent of (x) GS&Co. for so long as GS&Co. and its affiliates beneficially own Warrants and SARs exercisable for at least 5% of the shares of Common Stock then outstanding "on a fully diluted basis" (as defined in the Warrant Agreement) any (y) holders of Warrants and SARs representing in the aggregate at least 75% of the Warrants and SARs then outstanding for any issuances of securities convertible into or exchangeable or exercisable for shares of Common Stock and any issuances of shares of Common Stock for consideration less than the "fair market value of Common Stock", in which case an issuance of warrants as described in

(i) above will be made and an adjustment to the exercise price of such warrants will be made.

            The terms of the Warrant Agreement provide for an annual

payment equal to the amount, if any, by which the annual dividend on a share of Common Stock exceeds $.60, which amount is subject to certain anti-dilution adjustments.

            The Warrant Agreement grants Whitehall unlimited demand

registration rights to cause RCPI to register the Warrants and shares of

Common Stock into which the Warrants are exercisable under the Securities

Act of 1933, as amended

(the "Securities Act").  Any such registration will be effected by RCPI on terms substantially similar to those discussed under "Registration Rights

Agreement" below.

            (b)   SAR Agreement.  Under the SAR Agreement, Whitehall was

issued 5,349,541 SARs.  Each SAR is (a) exercisable for a principal amount of 14% Debentures equal to the aggregate current market price (as determined in accordance with the SAR Agreement) of the shares of Common

Stock to which a holder of an SAR would be entitled upon an exchange of an

SAR for an SAR Warrant and a subsequent exercise thereof for shares of

Common Stock in accordance with the Warrant Agreement, minus the exercise price per Warrant then in effect pursuant to the Warrant Agreement and

(b) exchangeable, under certain circumstances, for one SAR Warrant.  The

SARS are exchangeable for SAR Warrants only to the extent that such an exercise would not cause Whitehall to exceed the ownership limit in Article

NINTH in RCPI's Certificate of Incorporation, which is currently 9.8%.

Accordingly, since Whitehall currently owns Warrants convertible into 9.8%

of the Common Stock of RCPI, the SARs are not currently exchangeable for

Warrants and will only be so exchangeable if the ownership limit is increased or Whitehall disposes of Warrants.  See Item 4 for a discussion of a proposal to increase the ownership limit in Article NINTH of RCPI's

Certificate of Incorporation.

            The SAR Warrants have the benefit of the anti-dilution provisions of, and anti-dilution provisions similar to those of, the Warrants discussed above in paragraph (a).

            The SAR Agreement grants Whitehall unlimited demand

registration rights to cause RCPI to register SARs and the 14% Debentures,

Warrants and shares of Common Stock into which the SARs are exercisable or exchangeable under the Securities Act.  Any such registration will be effected by RCPI on terms substantially similar to those discussed under

"Registration Rights Agreement" below.

            (c)   Registration Rights Agreement.  Under a Registration

Rights Agreement, dated as of December 18, 1994 (the "Registration Rights

Agreement"), among RCPI, GSMC and Whitehall, RCPI has granted unlimited demand registration rights to each of GSMC and Whitehall for the registration of the notes evidencing the loans made under the Loan

Agreement (the "Notes") and the 14% Debentures under the Securities Act.

The Registration Rights Agreement provides that the costs and expenses of the first four such registrations and the costs and expenses of the first four demands made to register any securities pursuant to a registration statement previously filed pursuant to Rule 415 of the Securities Act in any year, including the fees and expenses of one counsel for the requesting holders, other than underwriting discounts and commissions, will be paid by

RCPI.  In addition, RCPI has granted the holders of Notes and 14%

Debentures the right to be included in any registration of securities effected by RCPI, subject to possible proration.  In connection with any such registration, the Registration Rights Agreement provides that RCPI will indemnify and hold harmless, or will contribute to certain losses incurred by, the requesting holders.

            (d)   Security Documents.  RCPI and Bankers Trust Company, as

corporate trustee and Gary Vaughan, as individual trustee (collectively,

the "Trustee"), entered into a Collateral Trust Agreement, dated as of

December 29, 1994 (the "Collateral Trust Agreement"), to create a trust for the ratable benefit of the lenders under the Loan Agreement, the holders of the 14% Debentures and the holders of securities issued pursuant to an

Indenture, dated as of September 15, 1985 made by RCPI to United States

Trust Company (as successor in interest to Manufacturers Hanover Trust

Company), (the "1985 Indenture") pursuant to which substantially all the assets of RCPI other than certain mortgages (which have been assigned to such trust pursuant to a separate Assignment of Mortgages, dated as of

December 29, 1994, from RCPI) have been assigned to such trust.

            (e)   Convertible Debentures.  GS&Co. is the beneficial owner

of $4,445,000 face amount of Current Coupon Convertible Debentures due 2000

(CUSIP 773102 AB 4), issued pursuant to the 1985 Indenture and $2,300,000 face amount of

Zero Coupon Convertible Debentures due 2000 (CUSIP 773102 AA 6) issued pursuant to the 1985 Indenture (collectively, the "Convertible

Debentures").  In connection with such ownership, GS&Co. also has a short position of 100,000 shares of Common Stock.  The Convertible Debentures are not exchangeable for Common Stock until 2000.  Since the Convertible

Debentures are not exchangeable for Common Stock within 60 days from the date of this Statement and were not acquired by GS&Co. with the purpose or effect of changing or influencing the control of the issuer or in connection with any transaction having such purpose or effect, the

Reporting Persons disclaim beneficial ownership of the Common Stock for which the Convertible Debentures may be exchanged.

Item 7.     Material to be Filed as Exhibits.

   Exhibit No.    Exhibit                                        Page


        1         Warrant Agreement, dated as of December 18,

                  1994, between RCPI and Chemical Bank, as

                  warrant agent, as amended by a letter

                  agreement, dated as of December 29, 1994,

                  between RCPI and Chemical Bank, as warrant

                  agent.

        2         Debenture Purchase Agreement, dated as of

                  December 18, 1994, between RCPI and

                  Whitehall.


        3         SAR Agreement, dated as of December 18,

                  1994, between RCPI and Chemical Bank, as

                  SAR agent, as amended by a letter

                  agreement, dated as of December 29, 1994,

                  between RCPI and Chemical Bank, as SAR

                  agent.


        4         Loan Agreement, dated as of December 18,

                  1994, between RCPI and GSMC.

   Exhibit No.    Exhibit                                        Page


        5         Registration Rights Agreement, dated as of

                  December 29, 1994, among RCPI, Whitehall

                  and GSMC.


        6         Board Letter, dated as of December 18,

                  1994.


        7         Joint Filing Agreement.

                                 SIGNATURE

            After reasonable inquiry and to our best knowledge and belief,

I certify that the information set forth in this statement is true complete and correct.



Dated: January 3, 1995



                        WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V

                              By:  WH Advisors, L.P. V, General
                                   Partner

                                   By:  WH Advisors, Inc. V,
                                          General Partner

                                      By: /s/ Ralph Rosenberg
                                         Name:  Ralph Rosenberg
                                         Title:  Vice President

                                 SCHEDULE I

            The following table sets forth the name of each director and executive officer of WH Advisors, Inc. V. Unless otherwise indicated, the business address of each person listed below is 85 Broad Street, New York, New York 10004, and, unless otherwise indicated, each natural person listed below is a citizen of the United States of America. The principal occupation of each person listed below is the position set forth next to his name at Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

                                        Present Principal Occupation
      Name and Business Address            at Goldman, Sachs & Co.


 David T. Hamamoto                             General Partner

 Daniel M. Neidich                             General Partner

 Michael D. Fascitelli                         General Partner

 Anthony J. Colletta                           Vice President

 Henry Cornell                                 General Partner

 Neil N. Hasson                                Vice President

 Stuart F. Koenig                              Vice President

 Ralph F. Rosenberg                            Vice President

 Dang T. Phan                                  Vice President

 Andrew P. Rifkin                              Vice President

 Stuart M. Rothenberg                          Vice President

 Barry A. Sholem                               Vice President

 David R. Weil                                 Vice President

 Todd A. Williams                              Vice President

                                SCHEDULE II

            The following table sets forth the name of each of the general partners of The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co. who is a natural person. Each person listed below is a general partner of both GS Group and Goldman, Sachs & Co. Unless otherwise indicated, the business address of each person listed below is 85 Broad Street, New York, NY 10004, and, unless otherwise indicated, each natural person listed below is a citizen of the United States of America. The principal occupation of each person listed below is as a general partner of Goldman, Sachs & Co. The persons listed below who have an asterisk marked next to their name are members of the Management Committee of GS Group.

 Name and Citizenship            Business Address

 Roy J. Zuckerberg*

 David M. Silfen*

 Jon Z. Corzine*

 Eugene V. Fife*                 133 Fleet Street
                                 London EC4A 2BB, England

 Richard M. Hayden               133 Fleet Street
                                 London EC4A 2BB, England

 Robert J. Hurst*

 Howard C. Katz

 Peter K. Barker                 333 South Grand Avenue
                                 Los Angeles, CA  90071

 Eric S. Dobkin

 Willard J. Overlock, Jr.*

 Henry M. Paulson, Jr.*          4900 Sears Tower
                                 Chicago, IL  60606

 Jonathan L. Cohen

 Fredric B. Garonzik             133 Fleet Street
                                 London EC4A 2BB, England

 Kevin W. Kennedy

 William C. Landreth             555 California Street
                                 San Francisco, CA  94104

 Daniel M. Neidich

 Edward Spiegel

 Fischer Black

 Name and Citizenship            Business Address

 Robert F. Cummings, Jr.

 Angelo DeCaro

 Steven G. Einhorn

 David B. Ford

 David M. Leuschen

 Michael R. Lynch

 Michael D. McCarthy

 Donald C. Opatrny, Jr.

 Thomas E. Tuft

 Robert J. Katz*

 Michael P. Mortara

 Lloyd C. Blankfein

 John P. Curtin, Jr.

 Gavyn Davies                    133 Fleet Street
 United Kingdom                  London EC4A 2BB, England

 Dexter D. Earle

 J. Christopher Flowers

 Gary Gensler                    12-32, Akasaka 1-chome
                                 Minato-ku, Tokyo 107, Japan

 Charles T. Harris III

 Thomas J. Healey

 Stephen Hendel

 Robert E. Higgins

 Ernest S. Liu

 Eff W. Martin                   555 California Street
                                 San Francisco, CA  94104

 Charles B. Mayer, Jr.

 Michael J. O'Brien              133 Fleet Street
 United Kingdom                  London EC4A 2BB, England

 Mark Schwartz

 Stephen M. Semlitz

 Robert K. Steel                 133 Fleet Street
                                 London EC4A 2BB, England

 Name and Citizenship            Business Address

 John A. Thain*

 John L. Thornton                133 Fleet Street
                                 London EC4A 2BB, England

 Bracebridge H. Young, Jr.       133 Fleet Street
                                 London EC4A 2BB, England

 Joseph R. Zimmel

 Barry L. Zubrow

 Gary L. Zwerling

 Jonathan R. Aisbitt             133 Fleet Street
 United Kingdom                  London EC4A 2BB, England

 Andrew M. Alper

 William J. Buckley

 Frank L. Coulson, Jr.

 Connie Kadrovach Duckworth      4900 Sears Tower
                                 Chicago, IL 60606
 Richard A. Friedman

 Alan R. Gillespie               133 Fleet Street
 United Kingdom                  London EC4A 2BB, England

 Joseph H. Gleberman

 Jacob D. Goldfield

 Steven M. Heller

 Ann F. Kaplan

 Robert S. Kaplan

 Peter D. Kiernan III

 T. Willem Mesdag                133 Fleet Street
                                 London EC4A 2BB, England

 Gaetano J. Muzio

 Robin Illgen Neustein

 Timothy J. O'Neill

 Scott M. Pinkus

 John J. Powers

 Stephen D. Quinn

 Arthur J. Reimers               133 Fleet Street
                                 London EC4A 2BB, England

 Name and Citizenship            Business Address

 James P. Riley, Jr.

 Richard A. Sapp                 133 Fleet Street
                                 London EC4A 2BB, England

 Donald F. Textor

 Thomas B. Walker III

 Patrick J. Ward                 133 Fleet Street
                                 London EC4A 2BB, England

 Jeffrey M. Weingarten           133 Fleet Street
                                 London EC4A 2BB, England

 Jon Winkelried

 Richard Witten

 Gregory K. Palm

 Carlos A. Cordeiro              133 Fleet Street
                                 London EC4A 2BB, England

 John O. Downing                 133 Fleet Street
                                 London EC4A 2BB, England

 W. Mark Evans                   3 Garden Road Central
 Canada                          Hong Kong

 Michael D. Fascitelli

 Sylvain M. Hefes                133 Fleet Street
 France                          London EC4A 2BB, England

 Reuben Jeffery III              133 Fleet Street
                                 London EC4A 2BB, England

 Lawrence H. Linden

 Jun Makihara                    12-32, Akasaka 1-chome
 Japan                           Minato-ku, Tokyo 107,
                                 Japan

 Masanori Mochida                12-32, Akasaka 1-chome
 Japan                           Minato-ku, Tokyo 107,
                                 Japan

 Robert B. Morris III            555 California Street
                                 San Francisco, CA  94104
 Philip D. Murphy                Messe Turm, D-6000
                                 Frankfurt am Main 1, Germany

 Suzanne M. Nora Johnson         333 South Grand Avenue
                                 Los Angeles, CA 90071

 Terence M. O'Toole

 Name and Citizenship            Business Address

 Carl G.E. Palmstierna           133 Fleet Street
 Sweden                          London EC4A 2BB, England

 Michael G. Rantz

 J. David Rogers

 Joseph Sassoon                  133 Fleet Street
 Israel                          London EC4A 2BB, England

 Peter Savitz                    12-32, Akasaka 1-chome
                                 Minato-ku, Tokyo 107,
                                 Japan

 Charles B. Seelig Jr.

 Ralph F. Severson               555 California Street
                                 San Francisco, CA  94104

 Gene T. Sykes                   333 South Grand Avenue
                                 Los Angeles, CA  90071

 Gary A. Syman                   12-32, Akasaka 1-chome
                                 Minato-ku, Tokyo 107,
                                 Japan

 Leslie C. Tortora

 John L. Townsend

 Lee G. Vance                    133 Fleet Street
                                 London EC4A 2BB, England

 David A. Viniar

 John S. Weinberg

 Peter A. Weinberg

 Laurence M. Weiss

 George W. Wellde Jr.

 Jaime E. Yordan

 Sharmin Mossauar-Rahmani
 United Kingdom

 Hideo Ishihara                  12-32, Akasaka 1-chome
 Japan                           Minato-ku, Tokyo 107,
                                 Japan

 Paul M. Achleitner              133 Fleet Street
                                 London EC4A 2BB, England

 Aermen A. Avanessians

 Joel S. Beckman

 Name and Citizenship            Business Address

 David W. Blood                  133 Fleet Street
                                 London EC4A 2BB, England

 Zachariah Cobrinik              133 Fleet Street
                                 London EC4A 2BB, England

 Gary D. Cohn                    133 Fleet Street
                                 London EC4A 2BB, England

 Christopher A. Cole

 Henry Cornell                   3 Garden Road Central
                                 Hong Kong

 Robert V. Delaney

 Joseph Della Rosa

 J. Michael Evans                133 Fleet Street
                                 London EC4A 2BB, England

 Lawton W. Fitt

 Joseph D. Gatto

 Peter C. Gerhard

 Nomi P. Ghez

 David T. Hamamoto

 Walter H. Haydock               Munsterhof 4
                                 8022 Zurich, Switzerland

 David L. Henle

 Francis J. Ingrassia

 Scott B. Kapnick                133 Fleet Street
                                 London EC4A 2BB, England

 Kevin M. Kelly

 John C. Kleinert

 Jonathan L. Kolatch

 Peter S. Kraus

 Robert Litterman

 Jonathan M. Lopatin

 Thomas J. Macirowski

 Peter G.C. Mallinson            3 Garden Road Central
                                 Hong Kong

 Name and Citizenship            Business Address

 Oki Matsumoto                   12-32, Akasaka 1-chome
                                 Minato-ku, Tokyo 107,
                                 Japan

 E. Scott Mead                   133 Fleet Street
                                 London EC4A 2BB, England

 Eric M. Mindich

 Steven T. Mnuchin

 Thomas K. Montag

 Edward A. Mule

 Kipp M. Nelson                  133 Fleet Street
                                 London EC4A 2BB, England

 Christopher K. Norton           Messe Turm, D-6000
                                 Frankfurt am Main 1, Germany

 Robert J. O'Shea

 Wiet H. Pot                     133 Fleet Street
                                 London EC4A 2BB, England

 Jack L. Salzman

 Eric S. Schwartz

 Michael F. Schwerin

 Richard S. Sharp                133 Fleet Street
                                 London EC4A 2BB, England
 Richard G. Sherlund

 Michael S. Sherwood

 Cody J. Smith

 Daniel W. Stanton

 Esta E. Stecher

 Fredric E. Steck                555 California Street
                                 San Francisco, CA  94104

 Byron D. Trott

 Barry S. Volpert

 Peter S. Wheeler                3 Garden Road Central
                                 Hong Kong

 Anthony G. Williams             133 Fleet Street
                                 London EC4A 2BB, England

 Gary W. Williams

 Name and Citizenship            Business Address

 Trach R. Wolstencroft           100 Crescent Court, Suite 1000
                                 Dallas, Texas  75201

 Danny O. Yee                    3 Garden Road Central
                                 Hong Kong

 Michael J. Zamkow

 Mark A. Zurack

                          SCHEDULE III


            The name, business address, present principal occupation or employment and citizenship of each controlling person, if any, director and executive officer of each general partner of GS Group or Goldman, Sachs & Co. that is a corporation are set forth below.

I.    Nobuyoshi John Ehara Inc.

            Nobuyoshi John Ehara Inc. is controlled by Nobuyoshi John Ehara, its President and one of its directors. The business address of each person listed below other than Nobuyoshi John Ehara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Nobuyoshi John Ehara, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107, Japan.


 Name and Business       Position                Present Principal
 Address                                         Occupation

 Robert J. Katz          Chairman of the Board   General Partner of
                                                 Goldman, Sachs & Co.

 Joel S. Beckman         Vice Chairman of the    General Partner of
                         Board and Treasurer     Goldman, Sachs & Co.

 Nobuyoshi John Ehara    President and Director  General Partner of
                                                 Goldman, Sachs & Co.

 James B. McHugh         Secretary               Vice President of
                                                 Goldman, Sachs & Co.

II.  Masanori Mochida Inc.

            Masanori Mochida Inc. is controlled by Masanori Mochida, its President and one of its directors. The business address of each person listed below other than Masanori Mochida is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Masanori Mochida, a citizen of Japan, is 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107, Japan.


 Name and Business       Position                Present Principal
 Address                                         Occupation

 Robert J. Katz          Chairman of the Board   General Partner of
                                                 Goldman, Sachs & Co.

 Joel S. Beckman         Vice Chairman of the    General Partner of
                         Board and Treasurer     Goldman, Sachs & Co.

 Masinori Mochida        President and Director  General Partner of
                                                 Goldman, Sachs & Co.

 James B. McHugh         Secretary               Vice President of
                                                 Goldman, Sachs & Co.


III.  Jun Makihara Inc.

            Jun Makihara Inc. is controlled by Jun Makihara, its President and one of its directors. The business address of each person listed below other than Jun Makihara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Jun Makihara, a citizen of Japan, is 333 South Grand Avenue, Los Angeles, California 90071.



 Name and Business       Position                Present Principal
 Address                                         Occupation

 Robert J. Katz          Chairman of the Board   General Partner of
                                                 Goldman, Sachs & Co.

 Joel S. Beckman         Vice Chairman of the    General Partner of
                         Board and Treasurer     Goldman, Sachs & Co.

 Jun Makihara            President and Director  General Partner of
                                                 Goldman, Sachs & Co.

 James B. McHugh         Secretary               Vice President of
                                                 Goldman, Sachs & Co.

IV.  Hideo Ishihara Inc.

            Hideo Ishihara Inc. is controlled by Hideo Ishihara, its President and one of its directors. The business address of each person listed below other than Hideo Ishihara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Hideo Ishihara, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107, Japan.



 Name and Business       Position                Present Principal
 Address                                         Occupation

 Robert J. Katz          Chairman of the Board   General Partner of
                                                 Goldman, Sachs & Co.

 Joel S. Beckman         Vice Chairman of the    General Partner of
                         Board and Treasurer     Goldman, Sachs & Co.

 Hideo Ishihara          President and Director  General Partner of
                                                 Goldman, Sachs & Co.

 James B. McHugh         Secretary               Vice President of
                                                 Goldman, Sachs & Co.

                                SCHEDULE IV


David M. Silfen                     3,000 shares of Common Stock
Thomas J. Healey                    100 shares of Common Stock